THE CUTLER TRUST

<u>FILED VIA EDGAR</u>

February 8, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Cutler Trust
File No. 811-07242

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find enclosed, on behalf of The Cutler Trust (the "Trust"), Endorsement No. 5 - "Revise Item 2" to the Fidelity Bond which was filed with the Securities and Exchange Commission ("Commission") on July 16, 2012, as amended November 5, 2012. The sole purpose of this amendment was to increase the limit of liability of the Fidelity bond to $525,000.

There are no other changes to the Fidelity Bond, or related materials, as filed with the Commission on July 16, 2012, as amended November 5, 2012.

If you have any questions about this filing, please contact the undersigned at (513) 587-3418.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

FEDERAL INSURANCE COMPANY

Endorsement No. 5

Bond Number: 82124364

NAME OF ASSURED: THE CUTLER TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 525,000	$ 25,000
2. On Premises	$ 525,000	$ 25,000
3. In Transit	$ 525,000	$ 25,000
4. Forgery or Alteration	$ 525,000	$ 25,000
5. Extended Forgery	$ 525,000	$ 25,000
6. Counterfeit Money	$ 525,000	$ 25,000
7. Threats to Person	$ 525,000	$ 25,000
8. Computer System	$ 525,000	$ 25,000
9. Voice Initiated Funds Transfer Instruction	$ 525,000	$ 25,000
10. Uncollectible Items of Deposit	$ 525,000	$ 25,000
11. Audit Expense	$ 100,000	$ 5,000

This Endorsement applies to loss discovered after 12:01 a.m. on September 28, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 29, 2013

By _____
Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98) Page 1

CERTIFIED RESOLUTIONS

I, Tina H. Bloom, Secretary of The Cutler Trust (the "Trust"), hereby certifies that the following resolutions were adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust, at a special meeting of the Board held on November 26, 2012.

WHEREAS, the Trustees of the Trust, including a majority of the Independent Trustees, have reviewed and approved the amount, type, form of coverage and premium of the Fidelity Bond for the annual term ending June 30, 2013; and

WHEREAS, the amount of coverage under the Fidelity Bond is $525,000, being at least equal to the minimum amount of bond required by Rule 17g-1 promulgated under the 1940 Act;

NOW THEREFORE BE IT RESOLVED, that the amount, type, form of coverage and premium of the Fidelity Bond for the annual term ending June 30, 2013 be, and it hereby is, approved on behalf of the Income Fund; and

FURTHER RESOLVED, that the Secretary or an Assistant Secretary of the Trust be, and he or she hereby is, designated as the person who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all other actions deemed necessary or appropriate to effectuate these resolutions.

February 8, 2013   /s/ Tina H. Bloom
                                                   Tina H. Bloom
                                                   Secretary